June 28, 2021

VIA EDGAR

Erin Purnell

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Babcock & Wilcox Enterprises, Inc. Registration Statement on Form S-3 File No. 333-257262

Dear Ms. Purnell:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Babcock & Wilcox Enterprises, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time on June 28, 2021, or as soon thereafter as practicable. The Company respectfully requests that you notify C. Brophy Christensen of O’Melveny & Myers LLP of such effectiveness by telephone at (415) 984-8793.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (330) 860-6205 or by email at jjdziewisz@babcock.com

.

Very truly yours,

/s/ John J. Dziewisz
John J. Dziewisz
Senior Vice President and Corporate Secretary